

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

Wanjun Yao
Chief Executive Officer
Tungray Technologies Inc.
#02-01, 31 Mandai Estate,
Innovation Place Tower 4,
Singapore 729933

> **Re: Tungray Technologies Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed May 19, 2023**
> **File No. 333-270434**

Dear Wanjun Yao:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1

Consolidated Statements of Cash Flows, page F-7

1. We note your response to prior comment 1. Please clarify why you considered the settlement of the related party loan receivables that were presented as a reduction of shareholders' equity pursuant to SAB Topic 4:G for the year ended December 31, 2021 as an investing activity. We also note that the Financing activities include distributions to owners, obtaining resources from owners as well as borrowing money and repaying amounts borrowed, or otherwise settling the obligation. Refer to ASC 230-10-45-15 and ASC 230-10-20.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anna Jinhua Wang